June 30, 2011

Mr. Rufus Decker
Accounting Branch Chief, Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:	South Dakota Soybean Processors, LLC
Form 10-K for the Year Ended December 31, 2010
Filed March 30, 2011
Form 10-Q for the Period Ended March 31, 2011
Form 8-K Filed May 18, 2011
File No. 0-50253

Dear Mr. Decker:

We are in receipt of your letter dated June 20, 2011, providing comments on our annual report filed on Form 10-K for the year ended December 31, 2010, Form 10-Q for the period ended March 31, 2011 and Form 8-K filed May 18, 2011.  We reviewed your comments and the purpose of this letter is to provide our responses to your comments.  In order to facilitate your review of our responses in the corresponding revisions to our reports, set forth below are your comments immediately followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 15

2.           We note from your disclosures on page F-8 that your allowance for doubtful accounts decreased by nearly 62% during 2010 while your accounts receivable balances increased by 12%.  Please revise MD&A in future filings to explain in greater detail the reason for changes (or the lack of changes) in your allowance for doubtful accounts when they are directionally inconsistent with changes in your accounts receivable for the same period.

Response:	We will revise the MD&A in future filings to reflect in greater detail the reasons for the change.

P.O. Box 500 ∙ 100 Caspian Avenue, Volga, SD 57071-0500 ∙ Phone 605-627-9240 Fax 605-627-5869

Note 4- Investments in Cooperatives, page F-13

3.           Please revise to explain your process for evaluating your investments in cooperatives for any impairment indicators as of December 31, 2010.  To the extent that impairment indicators existed, please revise to disclose how you determined that the impairment was considered temporary.  Please refer to ASC 320-10.

Response:	The process for evaluating our investment in cooperatives for impairment as of December 31, 2010 is as follows, which we will enhance our disclosures on in future filings:

The Company’s investments in cooperatives consists of equity investments within three different companies: CHS, Inc. (formerly Cenex Harvest States), CoBank, and Minnesota Soybean Processors (MnSP).  The equity investment within the first two companies, CHS and CoBank, consists solely of patronage allocations, which are non-transferable to third parties. Because of non transferability of patronage allocation, it is difficult to estimate an accurate fair market value at any moment in time.  Thus, the Company’s management reviews these two companies’ financial statements and related disclosures for any indicators of reduced earnings, net worth, or liquidity, as well as any significant regulatory, economic, or technological changes affecting future profits, and other factors indicating concern regarding the future non-payment of those patronage allocations.  As of the Company’s December 31, 2010 and March 31, 2011 reporting periods, CHS and CoBank recorded significant profits, net worth and liquidity, and neither company indicated any concerns regarding its future operations. As a result, the Company believes that payment of patronage allocations from CHS and CoBank is highly probable and, accordingly, no impairment of these assets is necessary at this time.

In contrast, the Company’s equity investment in MnSP, consisting of several holdings of MnSP’s Class A and Class B shares, is slightly different. While these shares are tradeable, the market for the shares is quite illiquid, with only one sale of MnSP’s capital units in 2010. Consequently, determining fair market value by using the average traded price is seemingly not the most accurate method.  The Company, therefore, reviews for impairment of its investment in MnSP by determining the fair market value under the equity method: multiplying the Company’s ownership percentage by MnSP’s net equity.  The Company also reviews MnSP’s financial statements and related disclosures for the same information as noted above with respect to CHS and CoBank.  As of the Company’s December 31, 2010 reporting period, no impairment on the Company’s investment in MnSP is necessary.  As of March 31, 2011, no information has come to the attention of the Company that would otherwise indicate an impairment of this investment.

Exhibit 31.1 and 31.2

4.           It appears from your Form 8-K filed on March 30, 2011 that your former CEO, Rodney Christianson, was replaced by acting CEO Thomas Kersting, effective March 28, 2011.  Your December 31, 2010 Form 10-K was signed by CFO Mark Hyde on March 30, 2010 in the capacity of Principal Financial Officer.  However, pages 20 and 21 of the Form 10-K did not include the signature of any party in the capacities of Principal Executive Officer and Controller or Principal Accounting Officer.  In addition, it does not appear that any management certifications were provided by Mr. Christianson, Mr. Kersting or any other party in the capacity of Principal Executive Officer.  Please refer to Questions 12-16 of our Frequently Asked Questions regarding the Sarbanes Oxley Act of 2002 which can be found on our website at: http://sec.gov/divisions/corpfin/faqs/soxact2002.htm and amend your filing as necessary.

Response:	Please see our amended Form 10-K/A which we filed with the Commission on June 30, 2011.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

General

5.           Please address the above comments in your interim filings as well.

Response:	Please see our amended Form 10-Q/A which we filed with the Commission on June 30, 2011.

Report of Independent Registered Accounting Firm, page 4

6.           Please amend your Form 10-Q to include a report that is signed by your auditors.   Please refer to Rule 2-02(a) of Regulation S-X.

Response:	Please see our amended Form 10-Q/A which we filed with the Commission on June 30, 2011.

Signatures

7.           It does not appear that your Form 10-Q was signed by Mr. Kersting in the capacity of Principal Financial or Accounting Officer as required by General Instruction G to Form 10-Q.  Please amend to correct your filing accordingly.

Response:	Please see our amended Form 10-Q/A which we filed with the Commission on June 30, 2011.

FORM 8-K FILED ON MAY 18, 2011

Item 2.03 – Creation of a Direct Obligation or an Obligation under an Off-Balance Sheet Arrangement

8.           Your Form 8-K describes an amendment to your Master Loan Agreement with CoBank, ACB, effective May 12, 2011.  Your disclosure indicates that the only terms that changed in connection with the amendment pertain to your covenant for minimum working capital and your interest rate.  We note from your disclosure in Footnote 4 on page 10 of your Form 10-Q for the period ended March 31, 2011 that your revolving working capital loan with CoBank is scheduled to expire on July 1, 2011.  Please either amend your Form 8-K to describe any amendments to the expiration date of your revolving working capital loan with CoBank or amend the MD&A section of your March 31, 2011 Form 10-Q to explain in detail how you will fund operations after July 1, 2011 in the event your revolving working capital loan expires at that time.

Response:	Please see our amended Form 8-K/A which we filed with the Commission on June 30, 2011.

In connection with our response to the Commission’s review letter, we acknowledge and understand all of the following:

1.	That we are responsible for the adequacy and accuracy of the disclosure in our filings;

2.	That the Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	That we may not assert Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This concludes our response to your review letter. We hope that we have satisfied your concerns and questions. If you have any questions or comments, please contact me at (605) 627-9240 or our legal counsel, Chris Lent, at (605) 336-3890. Thank you.

Sincerely,

SOUTH DAKOTA SOYBEAN PROCESSORS, LLC

/s/ Mark Hyde
Mark Hyde, Chief Financial Officer